Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL RESULTS FOR THE THIRD QUARTER

ENDED SEPTEMBER 30, 2014 AND PRELIMINARY 2015 OUTLOOK

FOR IMMEDIATE RELEASE, November 5, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial results for the third quarter ended September 30, 2014. All figures are in Canadian dollars unless otherwise stated. Certain comparative figures for the three and nine month periods ended September 30, 2013 are as restated.

	Three months ended September 30			Nine months ended September 30
	2014	(restated) 2013	% change	2014	(restated) 2013	% change
Financial (millions, except per share amounts)
Gross revenues (1,2)	$584	$773	(24)	$1,902	$2,222	(14)
Funds flow (2)	231	296	(22)	798	782	2
Basic per share (2)	0.47	0.61	(23)	1.62	1.61	1
Diluted per share (2)	0.47	0.61	(23)	1.62	1.61	1
Net income (loss)	(15)	34	>(100)	39	(134)	>100
Basic per share	(0.03)	0.07	>(100)	0.08	(0.28)	>100
Diluted per share	(0.03)	0.07	>(100)	0.08	(0.28)	>100
Development capital expenditures (3)	225	75	>100	485	528	(8)
Long-term debt at period-end	$2,192	$3,004	(27)	$2,192	$3,004	(27)
Dividends (millions)
Dividends paid (4)	$69	$131	(47)	$206	$390	(47)
DRIP	(14)	(27)	(48)	(43)	(81)	(47)

Dividends paid in cash	$55	$104	(47)	$163	$309	(47)
Operations
Daily production (average)
Light oil and NGL (bbls/d)	51,675	68,977	(25)	55,301	71,451	(23)
Heavy oil (bbls/d)	13,012	15,483	(16)	13,251	15,817	(16)
Natural gas (mmcf/d)	217	296	(27)	226	309	(27)

Total production (boe/d) (5)	100,839	133,712	(25)	106,296	138,833	(23)

Average sales price
Light oil and NGL (per bbl)	$87.49	$92.42	(5)	$91.19	$85.01	7
Heavy oil (per bbl)	72.38	84.02	(14)	73.73	67.13	10
Natural gas (per mcf)	$4.33	$2.83	53	$5.03	$3.24	55
Netback per boe
Sales price	$63.49	$63.67	—	$67.35	$58.63	15
Risk management gain (loss)	(0.65)	(0.50)	30	(1.91)	0.01	>(100)

Net sales price	62.84	63.17	(1)	65.44	58.64	12
Royalties	(8.99)	(9.37)	(4)	(10.23)	(8.34)	23
Operating expenses	(20.74)	(19.48)	6	(18.75)	(20.60)	(9)
Transportation	(0.60)	(0.58)	3	(0.61)	(0.59)	3

Netback (2)	$32.51	$33.74	(4)	$35.85	$29.11	23

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures” advisory” disclosures below.
(3)	Includes capital carried by partners.
(4)	Includes dividends paid in cash that are subsequently reinvested to purchase shares from treasury under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PRESIDENT’S MESSAGE

Upon reviewing our numbers for the third quarter, I am excited about the continuing progress we are making at Penn West. We delivered average production of 100,839 barrels of oil equivalent per day in the quarter with a 64 percent liquids weighting. In executing our third quarter capital program of $225 million, we drilled 73 net wells and put 39 net wells on production, setting the company up for an improvement in fourth quarter volumes even with a late year closing of our previously announced asset sale. Importantly, the improvements in our operational performance and delivery of production growth has offset this asset sale and allowed us to maintain our 2014 production guidance of 101,000 – 106,000 boe per day – Penn West has turned the corner.

Notably, in the face of commodity price headwinds faced by the industry, we continued to show progress in delivering a strong percentage of funds flow netback per barrel against our realized price in the quarter. Our cost control efforts are taking hold and we expect this trend will continue to improve into 2015. As we have said, our long-term plan has been prepared to position the business for success in a low commodity price environment.

We continue to monitor the macroeconomic and commodity price environment, however, the operational performance that we are seeing from within and testing our business model at the C$70 per barrel level gives us confidence that we can hold our course into 2015 in the current environment. What will guide our investment decisions more than absolute commodity prices is duration in commodity price weakness. Maximizing capital efficiencies and reliability in the delivery of production requires thoughtful planning and discipline. As a result, our programs for the first half of 2015 have been planned for some time and we would not expect those plans to change. Should we continue to see commodity price weakness (sub C$75 per barrel), through to the second quarter of 2015, we may consider adjusting capital allocations in some of our second half programs. We control over 90 percent of our capital investment allocations and we are committed to continuing to make the right decisions for the long-term value of the Company for our shareholders.

We are excited about our 2015 Capital Budget and look forward to sharing the details of that plan with the market in the third week of November.

HIGHLIGHTS

•	Production in the third quarter averaged 100,839 boe per day compared to 133,712 boe per day in the third quarter of 2013. Penn West’s production volumes were consistent with its previous forecast of 100,000 boe per day on average for the third quarter.

•	Funds flow for the third quarter of 2014 was $231 million ($0.47 per share – basic) compared to $296 million in the comparative period in 2013. The decline is attributed to lower crude oil prices and lower production volumes due to asset dispositions which both contributed to lower revenues.

•	Development capital expenditures for the third quarter of 2014 were $225 million compared to $75 million in the comparative period in 2013. Third quarter activities proceeded as planned with a focus on development activities in the Cardium and Viking areas and appraisal activities in the Slave Point area.

•	Over 90 percent of all net wells drilled were in the Company’s three core light oil areas.

•	As at September 30, 2014, the Company was in compliance with all financial covenants under its lending agreements. Specifically, the reported senior debt to EBITDA ratio of 2:1 times in the quarter is well within the covenant threshold of 3:1, and the senior debt to capitalization of 23 percent is well within the covenant threshold of 50 percent.

DISPOSITION UPDATE

On October 23, 2014, Penn West announced that it had signed an agreement to sell non-core assets located in south central Alberta for expected proceeds of approximately $355 million. With closing of this transaction, Penn West will have completed over $1 billion in asset sales since the November 2013 announcement of our long-term plan relative to the low end of our target range of $1.5 billion. Further, as a result of these combined divestments, a favourable commodity price environment early in the year, and strong operational improvements, we will have reduced our debt position by over $1.2 billion during that same period. The Company is now directing its disposition efforts to non-producing assets as we continue to increase the focus on our core areas and improve our financial flexibility.

DIVIDEND SUSTAINABILITY

In a separate press release today, Penn West declared a fourth quarter 2014 dividend of $0.14 per share, consistent with the previous quarter. The pullback in Canadian energy equity prices since early September 2014, against the backdrop of an equally precipitous fall in global crude oil prices during that period, has pushed Penn West’s implied yield to over 10 percent. These factors have raised concerns amongst some of our stakeholders about the Company’s ability to sustain its dividend.

The Company remains comfortable with its ability to fund its capital expenditure programs in conjunction with paying a dividend and has modelled and assessed its business plan at commodity price levels well below its budget assumptions. On November 17, 2014, the Company will be releasing further details of its 2015 budget and updated long-term plan. The updated long term-plan will provide a renewed vision of growth in both production and profitability through a continued pursuit of operational discipline, cost control and focused capital programs on Penn West’s core areas.

OPERATED DEVELOPMENT ACTIVITY

Third quarter development activities resumed post break-up as expected in the Cardium and Slave Point core areas, while operations in the Viking area of southeast Saskatchewan were somewhat hampered by prolonged wet spring conditions. In our three core light oil areas, Penn West spent approximately $168 million (approximately 75 percent of total capital) and drilled a total of 73 (72.6 net) light oil wells with a success rate of 100 percent. Of these, 48 (48.0 net) wells were drilled in the Viking, 20 (19.6 net) wells were drilled in the Cardium and five (5.0 net) were drilled in the Slave Point. Over 90 percent of all net wells drilled were in our core light oil areas as detailed in Table 1 below.

The table below summarizes the Company’s third quarter drilling, completions and tie-in activity:

Table 1: Third Quarter 2014 Core Area Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	20.0	19.6	7.0	6.4	7.0	6.4
Viking	48.0	48.0	40.0	40.0	30.0	30.0
Slave Point	5.0	5.0	3.0	3.0	3.0	3.0

Total	73.0	72.6	50.0	49.4	40.0	39.4

PLAY UPDATES

Cardium

In the quarter, Penn West invested development capital of $65 million and drilled 20 (19.6 net) wells and brought seven (6.4 net) wells on production. Of the wells drilled in the quarter, 12 (12.0 net) were drilled in Willesden Green, seven (6.7 net) were in Lodgepole, and one (0.9 net) was in Pembina Cardium Unit #9. As planned, the drilling program in the second half of 2014 is featuring more multi-well pads that are expected to provide cost efficiencies and drive incremental cost savings.

Development activities in the Cardium during the third quarter remained on pace to meet full-year targets. Year to date, Penn West has drilled 44 Cardium wells versus a plan of 67 with the remainder expected to be spud in the fourth quarter. The Company currently has five rigs operating in the Cardium, as planned, to complete the 2014 program.

During the Company’s second half 2014 program, water flood activities continued in Willesden Green and Pembina and the Company continues to assess the possible expansion of our water flood program in 2015. Waterflood programs throughout the Cardium area are proceeding, consistent with the Company’s long-term plan, and are performing in-line with expectations. Over time, the Company expects that these programs will mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas as reservoir pressures are optimized.

Viking

During the third quarter of 2014, $59 million of capital was invested in development activities in the Viking area. The pace of drilling increased substantially compared to the first half of the year with 48 wells drilled in the quarter, slightly behind plan due to the prolonged wet conditions in the area. A second rig was brought in early to recover the Company’s drilling schedule and by quarter-end, the program was back on track. Year to date, the Viking team has drilled 66 Viking wells of the planned 101, and there is currently one rig operating to complete the remainder of the program in the fourth quarter.

The Company’s target is to achieve average per well drilling and completion (“D&C”) costs in the Viking area of below $800,000 on a sustainable basis. High industry activity in the area has increased service costs on the completions side of the business by approximately 10 percent. In addition, the Company recovered its schedule from the effects of wet conditions which pushed per well D&C costs marginally higher in the quarter to approximately $870,000 on average. It is important to note that because Penn West is a cost leader in the area, it was able to absorb these excess costs. By quarter-end, per well D&C costs were trending back down toward the Company’s best-in-class average in the first half of 2014 of $840,000.

Leveraging off the positive results of its 16 wells-per-section down-spacing program earlier in the year, the Company is continuing to test down-spacing programs across the play. As the largest acreage holder in the core of the Viking play, an expanded down spacing program would significantly increase the existing 400-500 drilling locations the Company currently has estimated.

Slave Point

Penn West continues to test various D&C techniques in the Slave Point Carbonates, as it focuses on optimizing production performance, recoveries, cycle-times and per well costs. The Company invested development capital of $43 million in the third quarter and drilled five (5.0 net) wells in Otter.

In the quarter, the Company’s first acid frac stimulation was completed in Sawn. Initial results are encouraging and production performance on the well is equivalent to the Company’s tier one type curve in a lesser rock quality part of the reservoir. All planned 2014 drilling operations in the Slave Point area are essentially complete with 19 of the planned 20 wells drilled and one rig nearing completion on the final well in the 2014 program. Development activities for the remainder of the year will be focused on completions and tie-in operations.

As Penn West continues to assess the various techniques employed in both D&C operations, it expects to better understand an optimal and economically competitive strategy in the Slave Point play. The Company now believes its long-term plan target of $4.5 million is achievable utilizing certain of the techniques the Company tested this year. Discipline will be exercised, however, with a view to ensuring recoveries and sustainability of longer-term production performance before significant capital is committed.

Duvernay

The 7-16 horizontal well targeting the Duvernay was spud during the first week of July 2014 as planned. The well was successfully drilled to a measured depth of approximately 5,000 meters and logs were collected over a 1,900 meter lateral section in the well. Completions operations commenced in October 2014 as planned and the well is expected to be on production in December 2014.

DRILLING STATISTICS

	Three months ended September 30				Nine months ended September 30
	2014		2013		2014		2013
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	95	77	51	29	172	134	207	148
Natural gas	7	2	2	1	7	2	3	2

	102	79	53	30	179	136	210	150
Stratigraphic and service	3	—	3	1	7	1	36	17

Total	105	79	56	31	186	137	246	167

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.
(2)	Drilling statistics table includes both operated and non-operated activity.

CAPITAL EXPENDITURES

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013(2)	% change	2014	2013(2)	% change
Land acquisition and retention	$1	$1	—	$2	$4	(50)
Drilling and completions	172	40	>100	345	338	2
Facilities and well equipping	52	36	44	135	237	(43)
Geological and geophysical	—	—	—	7	9	(22)
Corporate	7	2	>100	10	7	43
Capital carried by partners	(7)	(4)	75	(14)	(67)	(79)

Exploration and development capital (1)	225	75	>100	485	528	(8)
Property dispositions, net	(3)	(16)	81	(215)	(63)	>100

Total capital expenditures	$222	$59	>100	$270	$465	(42)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.
(2)	Restated.

During the third quarter of 2014, the Company continued to execute on its planned capital activities with a focus on the Viking and Cardium plays with 48 and 20 net operated wells drilled, respectively. Additionally, appraisal activities continued in the Slave Point with five net wells drilled. The increase in capital expenditures in the third quarter of 2014 compared to the same period in 2013 was the result of the Company completing a strategy review in 2013 which resulted in the Company cutting back its capital expenditures in the comparative quarter. On a year-to-date basis, improvements in drilling cycle times have led to lower costs as Penn West continues to execute on a number of operational and capital efficiency strategies.

LAND

	As at September 30
	Producing			Non-producing
	2014	2013	% change	2014	2013	% change
Gross acres (000s)	4,310	5,218	(17)	2,598	2,967	(12)
Net acres (000s)	2,941	3,535	(17)	1,781	2,022	(12)
Average working interest	68%	68%	—	69%	68%	1

COMMON SHARE DATA

	Three months ended September 30			Nine months ended September 30
(millions of shares)	2014	2013	% change	2014	2013	% change
Weighted average
Basic	494.8	487.4	2	492.6	484.6	2
Diluted	494.8	488.1	1	492.6	484.6	2
Outstanding as at September 30				495.0	488.1	1

REMEDIATION OF ACCOUNTING PRACTICES UPDATE

Penn West is implementing appropriate remedial measures to strengthen the Company’s corporate governance, compliance and control processes. It is in the process of enhancing the Company’s internal control testing function with the support of an independent third party firm, the Audit Committee and the Board, allowing for a higher level of independent assurance from this function. We believe that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in the Company’s financial statements.

Senior management is also reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures across the Company to better ensure compliance with the Company’s policies and standards. Senior management will continue to emphasize adherence to these policies on an ongoing basis. During the third quarter of 2014, specific remediation efforts included:

•	Holding a “town hall” meeting with all employees, led by the CEO and CFO, during which the values of the Company were reiterated, focusing on integrity and open communication. Information outlining the Company’s whistleblower line and its purpose was also provided to all employees.

•	Engagement of an external third party to lead the internal control testing function, with a mandate to strengthen the specificity and enhanced accountability of the control functions.

•	Additional training and education regarding policies and procedures commenced for accounting managers.

These remediation activities will continue in the coming months.

OUTLOOK

This outlook section is included to provide shareholders with information about the Company’s expectations as at November 4, 2014 for production and capital budget in 2014 and 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our actual capital expenditures and production performance for 2014 and 2015, including our non-core asset disposition program.

2014 OUTLOOK

There have been no changes to the Company’s guidance for its 2014 forecast average production of 101,000 to 106,000 boe per day, as discussed in the President’s Message above and as originally disclosed in our January 21, 2014 press release entitled “Penn West Provides Fourth Quarter 2013

Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million.” Our capital budget also remains stable at $820 million, as outlined in our second quarter 2014 financial results press release.

The Company previously forecasted third quarter average production of approximately 100,000 boe per day, which was lower than the second quarter of 2014 reflecting additions from planned capital activities being weighted to the end of the third quarter and anticipated higher levels of planned turnaround activity in the quarter. Average production for the third quarter of 2014 was 100,839 boe per day, consistent with the Company’s target.

All press releases referenced above are available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PRELIMINARY 2015 OUTLOOK

For 2015, the Board has approved a capital budget of approximately $840 million. 2015 forecast average production is expected to be between 95,000 and 105,000 boe per day. Full year funds flow is forecast to be between $875 and $925 million based on pricing assumptions of C$86.50 per barrel of Canadian light sweet, C$3.69 per mcf AECO, and a C$/US$ foreign exchange rate of $1.04.

The Company plans to hold a conference call to discuss the details of the 2015 capital budget and an update to the long-term plan on the morning of Monday, November 17, 2014.

Conference call details are expected to be announced on Monday, November 10, 2014.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted, funds flow netback per barrel, netback and gross revenues. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per-unit-of-production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses. Funds flow netback per barrel is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures on a per barrel basis. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2014	2013(1)	2014	2013(1)
Cash flow from operating activities	$292	$258	$728	$654
Change in non-cash working capital	(73)	13	38	78
Decommissioning expenditures	12	25	32	50

Funds flow	$231	$296	$798	$782

Basic per share	$0.47	$0.61	$1.62	$1.61
Diluted per share	$0.47	$0.61	$1.62	$1.61

(1)	Certain financial information for the three and nine month periods ended September 30, 2013 has been restated. See Note 2 to Penn West’s unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2014 and 2013 for details regarding the restatement.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value, particularly if used in isolation.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, our belief that we continue to make progress, our belief that the Company’s third quarter capital program sets up the Company for an improvement in fourth quarter production volumes, our forecast average daily production volumes for 2014, our belief that we have “turned the corner”, our expectation that we will deliver a stronger percentage of funds flow netback per barrel against out realized price, our expectation that the trend of cost control will continue to improve into 2015, our belief that our long-term plan has been prepared to position the business for success in a low commodity price environment, our belief that we can hold our course into 2015 in the current environment, our expectation that our operational plans for the first half of 2015 will not change, our expectation that should we continue to see commodity price weakness (sub C$75 per barrel) through to the second quarter of 2015 we may consider adjusting capital allocations in some of our second half programs, and our committed to continuing to make the right decisions for the long-term value of the Company for our shareholders; under “Disposition Update”, our expectation that, upon completion of the sale of non-core assets announced on October 23, 2014, we will have $1 billion in asset sales since the November 2013 announcement of our long-term divestment plan and will have reduced our debt position by over $1.2 billion during that same period, and our intention to direct our future disposition efforts to non-producing assets as we continue to increase the focus on our core areas and improve our financial flexibility; under “Dividend Sustainability”, our belief that the Company is able to fund its capital expenditure programs in conjunction with paying a dividend, and our intention that the updated long term-plan will provide a renewed vision of growth in both production and profitability through a continued pursuit of operational discipline, cost control and focused capital programs on Penn West’s core areas; under “Play Updates”, all matters pertaining to our planned operations in the fourth quarter of 2014 and beyond, including (i) in respect of our Cardium play, the expectation that the increase in multi-well pads will provide cost efficiencies and drive incremental cost savings, the expectation that the remaining planned Cardium wells will be spud in the fourth quarter, and the expectation that water flood programs will mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas as reservoir pressures are optimized, (ii) in respect of our Viking play, our target to achieve average per well D&C costs in the Viking area of below $800,000 on a sustainable basis, and our belief that an expanded down spacing program would significantly increase the existing 400-500 drilling locations we currently have estimated, (iii) in respect of our Slave Point play, our intention to focus development activities for the remainder of the year on completions and tie-in operations, our expectation to better understand an optimal and economically competitive strategy in the Slave Point play as we continue to assess the various D&C techniques employed in the Slave Point Carbonates and Swan, our belief that our long-term plan D&C target costs of $4.5 million average per well are achievable utilizing certain of the techniques that we have tested this year, and our plan to obtain recoveries and sustainability of longer-term production performance before significant capital is committed; and (iv) in respect of our Duvernay play, our expectation the 7-16 horizontal production well will be on production in December 2014; under “Remediation of Accounting Practices Update”, our belief that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in our financial statements, the commitment of senior management to emphasize adherence to the Company’s policies and standards on an ongoing basis, and the continuation of remediation efforts in the coming months; and under “Outlook”, our forecast average daily production volumes for 2014 and 2015, our forecast capital budgets for 2014 and 2015, and our forecast funds flow for 2015.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2015 prices of C$86.50 per barrel of Canadian light sweet, C$3.69 per mcf AECO, and a C$/US$ foreign exchange rate of $1.04; matters with respect to the non-core asset disposition described herein, including that the closing conditions will be met or waived, and that the disposition will close on the terms and on the timeline disclosed herein; that we do not dispose of additional material producing properties; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that we intend to pay.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to close the disposition disclosed herein on the terms described or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan (including our 2014 plans described herein) in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing non-producing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Revised Annual Information Form and described in our public filings, , available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2014	December 31, 2013 (restated – note 2)
Assets
Current
Accounts receivable		$232	$265
Other		61	57
Deferred funding assets	4	91	139
Risk management	9	7	2

		391	463

Non-current
Deferred funding assets	4	195	184
Exploration and evaluation assets	5	682	645
Property, plant and equipment	6	8,679	9,075
Goodwill		1,887	1,912
Risk management	9	80	50

		11,523	11,866

Total assets		$11,914	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$559	$598
Dividends payable		69	68
Current portion of long-term debt	7	265	64
Risk management	9	7	24

		900	754
Non-current
Long-term debt	7	1,927	2,394
Decommissioning liability	8	549	603
Risk management	9	11	16
Deferred tax liability		1,114	1,040
Other non-current liabilities	11	7	9

		4,508	4,816

Shareholders’ equity
Shareholders’ capital	10	8,968	8,913
Other reserves		86	80
Deficit		(1,648)	(1,480)

		7,406	7,513

Total liabilities and shareholders’ equity		$11,914	$12,329

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 10 and 13)

Commitments and contingencies (Note 12)

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2014	2013 (restated –Note 2)	2014	2013 (restated –Note 2)
Oil and natural gas sales		$590	$779	$1,957	$2,221
Royalties		(83)	(116)	(297)	(316)

		507	663	1,660	1,905
Risk management gain (loss)
Realized		(6)	(6)	(55)	1
Unrealized	9	24	(42)	25	(81)

		525	615	1,630	1,825

Expenses
Operating		193	240	544	781
Transportation		6	7	18	22
General and administrative		34	40	104	126
Restructuring		1	25	12	38
Share-based compensation	11	1	6	18	30
Depletion and depreciation	6	181	256	555	792
Loss (gain) on dispositions		—	(5)	48	(9)
Exploration and evaluation		—	—	16	—
Unrealized risk management gain	9	(27)	(24)	(32)	(27)
Unrealized foreign exchange loss (gain)		83	(30)	89	63
Financing	7	37	47	118	139
Accretion	8	9	11	27	33

		518	573	1,517	1,988

Income (loss) before taxes		7	42	113	(163)

Deferred tax expense (recovery)		22	8	74	(29)

Net and comprehensive income (loss)		$(15)	$34	$39	$(134)

Net income (loss) per share
Basic		$(0.03)	$0.07	$0.08	$(0.28)
Diluted		$(0.03)	$0.07	$0.08	$(0.28)
Weighted average shares outstanding (millions)
Basic	10	494.8	487.4	492.6	484.6
Diluted	10	494.8	488.1	492.6	484.6

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2014	2013 (restated – Note 2)	2014	2013 (restated – Note 2)
Operating activities
Net income (loss)		$(15)	$34	$39	$(134)
Depletion and depreciation	6	181	256	555	792
Loss (gain) on dispositions		—	(5)	48	(9)
Exploration and evaluation		—	—	16	—
Accretion	8	9	11	27	33
Deferred tax expense (recovery)		22	8	74	(29)
Share-based compensation	11	2	4	7	12
Unrealized risk management loss (gain)	9	(51)	18	(57)	54
Unrealized foreign exchange loss (gain)		83	(30)	89	63
Decommissioning expenditures	8	(12)	(25)	(32)	(50)
Change in non-cash working capital		73	(13)	(38)	(78)

		292	258	728	654

Investing activities
Capital expenditures		(225)	(75)	(485)	(528)
Property dispositions (acquisitions), net		3	16	215	63
Change in non-cash working capital		110	(10)	49	(140)

		(112)	(69)	(221)	(605)

Financing activities
Increase (decrease) in bank loan		(125)	(91)	(296)	257
Repayment of senior notes		—	—	(59)	(5)
Issue of equity		—	6	11	8
Dividends paid		(55)	(104)	(163)	(309)

		(180)	(189)	(507)	(49)

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	39	39
Share-based compensation	11	—	7	—	7
Issued on exercise of options	10	12	(1)	—	11
Issued to dividend reinvestment plan	10	43	—	—	43
Dividends declared	10	—	—	(207)	(207)

Balance at September 30, 2014		$8,968	$86	$(1,648)	$7,406

(CAD millions, unaudited) (restated – Note 2)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013		$8,774	$97	$(277)	$8,594
Net and comprehensive loss		—	—	(134)	(134)
Share-based compensation	11	—	12	—	12
Issued on exercise of options and share rights	10	37	(29)	—	8
Issued to dividend reinvestment plan	10	81	—	—	81
Dividends declared	10	—	—	(329)	(329)

Balance at September 30, 2013		$8,892	$80	$(740)	$8,232

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

2. Restatement of Previously Issued Consolidated Financial Statements

Penn West has restated its consolidated balance sheet as of December 31, 2013, and its consolidated statements of income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the three and nine month periods ended September 30, 2013.

The following tables present the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements as of December 31, 2013, and for the three month and nine month periods ended September 30, 2013. The “As Restated” columns reflect final adjusted balances after the restatement.

For further information regarding the restatement, please refer to Note 2 to Penn West’s restated audited consolidated financial statements for the years ended December 31, 2013 and 2012.

Notes 6 and 10 have been restated to reflect amendments to the comparative figures arising as a result of the restatement.

Effect on Consolidated Balance Sheets

	As reported	Adjustment	As restated
	December 31, 2013
Assets
Current
Accounts receivable	$263	$2	$265
Other	57	—	57
Deferred funding assets	139	—	139
Risk management	2	—	2

	461	2	463

Non-current
Deferred funding assets	184	—	184
Exploration and evaluation assets	645	—	645
Property, plant and equipment	9,392	(317)	9,075
Goodwill	1,912	—	1,912
Risk management	50	—	50

	12,183	(317)	11,866

Total assets	$12,644	$(315)	$12,329

Current
Accounts payable and accrued liabilities	$654	$(56)	$598
Dividends payable	68	—	68
Current portion of long-term debt	64	—	64
Risk management	24	—	24

	810	(56)	754
Non-current
Long-term debt	2,394	—	2,394
Decommissioning liability	603	—	603
Risk management	16	—	16
Deferred tax liability	1,102	(62)	1,040
Other non-current liabilities	9	—	9

	4,934	(118)	4,816

Shareholders’ equity
Shareholders’ capital	9,124	(211)	8,913
Other reserves	80	—	80
Deficit	(1,494)	14	(1,480)

	7,710	(197)	7,513

Total liabilities and shareholders’ equity	$12,644	$(315)	$12,329

Effect on Consolidated Statement of Income (Loss)

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Oil and natural gas sales	$779	$—	$779	$2,221	$—	$2,221
Royalties	(141)	25	(116)	(392)	76	(316)

	638	25	663	1,829	76	1,905
Risk management gain (loss)
Realized	(6)	—	(6)	1	—	1
Unrealized	(42)	—	(42)	(81)	—	(81)

	590	25	615	1,749	76	1,825

Expenses
Operating	218	22	240	649	132	781
Transportation	7	—	7	22	—	22
General and administrative	40	—	40	126	—	126
Restructuring	25	—	25	38	—	38
Share-based compensation	6	—	6	30	—	30
Depletion, depreciation and impairment	263	(7)	256	812	(20)	792
Gain on dispositions	(5)	—	(5)	(5)	(4)	(9)
Unrealized risk management gain	(24)	—	(24)	(27)	—	(27)
Unrealized foreign exchange loss (gain)	(30)	—	(30)	63	—	63
Financing	47	—	47	139	—	139
Accretion	11	—	11	33	—	33

	558	15	573	1,880	108	1,988

Income (loss) before taxes	32	10	42	(131)	(32)	(163)

Deferred tax expense (recovery)	5	3	8	(21)	(8)	(29)

Net and comprehensive income (loss)	$27	$7	$34	$(110)	$(24)	$(134)

Net income (loss) per share
Basic	$0.06	$0.01	$0.07	$(0.23)	$(0.05)	$(0.28)
Diluted	$0.06	$0.01	$0.07	$(0.23)	$(0.05)	$(0.28)
Weighted average shares outstanding (millions)
Basic	487.4	—	487.4	484.6	—	484.6
Diluted	488.1	—	488.1	484.6	—	484.6

Effect on Consolidated Statement of Cash Flows

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Operating activities
Net income (loss)	$27	$7	$34	$(110)	$(24)	$(134)
Depletion and depreciation	263	(7)	256	812	(20)	792
Loss on dispositions	(5)	—	(5)	(5)	(4)	(9)
Accretion	11	—	11	33	—	33
Deferred tax recovery	5	3	8	(21)	(8)	(29)
Share-based compensation	4	—	4	12	—	12
Unrealized risk management loss	18	—	18	54	—	54
Unrealized foreign exchange loss (gain)	(30)	—	(30)	63	—	63
Decommissioning expenditures	(25)	—	(25)	(50)	—	(50)
Change in non-cash working capital	(13)	—	(13)	(78)	—	(78)

	255	3	258	710	(56)	654

Investing activities
Capital expenditures	(69)	(6)	(75)	(608)	80	(528)
Property dispositions (acquisitions), net	14	2	16	52	11	63
Change in non-cash working capital	(11)	1	(10)	(105)	(35)	(140)

	(66)	(3)	(69)	(661)	56	(605)

Financing activities
Increase (decrease) in long-term debt	(91)	—	(91)	257	—	257
Repayment of senior notes	—	—	—	(5)	—	(5)
Issue of equity	6	—	6	8	—	8
Dividends paid	(104)	—	(104)	(309)	—	(309)

	(189)	—	(189)	(49)	—	(49)

Change in cash	—	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—	—
Cash, end of period	$—	$—	$—	$—	$—	$—

Effect on Deficit

	As reported	Adjustment	As restated
	September 30, 2013
Deficit
Balance, beginning of period	$(262)	$(15)	$(277)
Net and comprehensive income (loss)	(110)	(24)	(134)
Dividends Declared	(329)	—	(329)

Balance, end of period	$(701)	$(39)	$(740)

3. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s restated annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the restated annual audited consolidated financial statements as at and for the year ended December 31, 2013, except as described in c) below.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 4, 2014.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c) Changes in accounting policies

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

4. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	September 30, 2014	December 31, 2013
Peace River Oil Partnership	$202	$235
Cordova Joint Venture	84	88

Total	$286	$323

Current portion	$91	$139
Long-term portion	195	184

Total	$286	$323

5. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$645	$609
Capital expenditures	42	18
Joint venture, carried capital	11	62
Expense	(16)	(44)

Balance, end of period	$682	$645

6. Property, plant and equipment

Cost	Nine months ended September 30, 2014	(restated) Year ended December 31, 2013
Balance, beginning of period	$17,974	$18,646
Capital expenditures	443	670
Joint venture, carried capital	3	22
Acquisitions	10	18
Dispositions	(699)	(1,373)
Decommissioning additions (dispositions), net	(49)	(9)

Balance, end of period	$17,682	$17,974

Accumulated depletion and depreciation	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$8,899	$8,052
Depletion and depreciation	555	1,023
Impairments	—	670
Dispositions	(451)	(846)

Balance, end of period	$9,003	$8,899

Net book value	September 30, 2014	December 31, 2013
Total	$8,679	$9,075

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		September 30, 2014	December 31, 2013
2007 Notes	US$475	2015 – 2022	5.80%		$532	$505
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		568	541
UK Notes	£57	2018	6.95	%(1)	103	100
2009 Notes	US$94, £20, €10 (2)	2014 – 2019	8.85	%(3)	156	213
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		330	316
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		250	240
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		148	142

Total senior unsecured notes					2,087	2,057
Credit facility advances					105	401

Total long-term debt					$2,192	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments and extend over the remaining five years.
(3)	The Company has contracts in place to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	September 30, 2014	December 31, 2013
Current portion	$265	$64
Long-term portion	1,927	2,394

Total	$2,192	$2,458

During the second quarter of 2014, Penn West repaid $59 million on its senior unsecured notes as they matured (2013 – $5 million). There have been no senior unsecured notes issued in 2014 or 2013.

Additional Information on Penn West’s senior unsecured notes was as follows:

	September 30, 2014	December 31, 2013
Weighted average remaining life (years)	3.9	4.5
Weighted average interest rate (1)	6.0%	6.1%

(1)	Includes the effect of cross currency swaps.

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility and voluntarily reduced its aggregate borrowing capacity from $3.0 billion to $1.7 billion. The new bank facility consists of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2014, the Company had approximately $1.6 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at September 30, 2014, five percent (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its bank facility and senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. As at September 30, 2014, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $28 million were outstanding on September 30, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the bank facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2014 an expense of nil (2013 – $3 million) was incurred and for the first nine months of 2014 an expense of $1 million (2013 – $7 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps. Penn West’s outstanding interest rate swaps expired in January 2014.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2013 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 6.5 percent (December 31, 2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$603	$635
Net liabilities incurred (disposed) (1)	(52)	(90)
Increase in liability due to change in estimate	3	81
Liabilities settled	(32)	(66)
Accretion charges	27	43

Balance, end of period	$549	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At September 30, 2014, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.2 billion (December 31, 2013 – $2.2 billion) compared to the carrying value of $2.1 billion (December 31, 2013 – $2.1 billion).

As at September 30, 2014 and December 31, 2013, the only asset or liability measured at fair value on a recurring basis was risk management which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	25	(94)
Electricity swaps	4	—
Interest rate swaps	1	9
Foreign exchange forwards	24	27
Cross currency swaps	3	12

Total fair value, end of period	$69	$12

Based on September 30, 2014 pricing, a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $3 million.

Penn West had the following financial instruments outstanding as at September 30, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Forwards	90,000 mcf/d	Oct/14 – Dec/14	$3.90/mcf	$(3)
AECO Collars	50,000 mcf/d	Oct/14 –Dec/14	$3.41 to $4.17/mcf	(1)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	—
Electricity swaps
Alberta Power Pool	70 MW	Oct/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool	10 MW	Oct/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—
Crude oil assignment
18-month term	10,000 boe/d	Dec/14 – July/16	Differential WCS(Edm) vs. WCS (USGC)	12
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$621	2014 – 2022	0.9986 CAD/USD	74
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(9)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	1
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$69

During the third quarter of 2014, Penn West temporarily assigned its crude oil transportation capacity on the Flanagan South pipeline system.

Operating costs for the third quarter of 2014 include a realized gain on electricity contracts of $1 million (2013 – $3 million) and for the nine months ended September 30, 2014 a realized loss of $1 million (2013 – $11 million gain).

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s restated annual audited consolidated financial statements.

10. Shareholders’ equity (restated)

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2013	479,258,670	$8,774
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	4,857,578	43

Balance, September 30, 2014	495,001,862	$8,968

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount for 2013 were 102,793 shares issued from treasury as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement sunset provision.

ii) Earnings per share—Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding (millions of shares)	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Weighted average
Basic	494.8	487.4	492.6	484.6
Dilutive impact	—	0.7	—	—

Diluted	494.8	488.1	492.6	484.6

For the third quarter of 2014, 14.5 million shares (2013 – 16.7 million) that were issuable on exercise of options or rights issued under the Stock Option Plan (“Option Plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first nine months of 2014, 14.5 million shares (2013 – 16.7 million) that were issuable on exercise of options or rights issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including dividends paid and subsequently reinvested in common shares issued from treasury pursuant to the Company’s Dividend Reinvestment and Optional Share Purchase Plan (“DRIP”), Penn West paid dividends of $0.14 per share totalling $69 million in the third quarter of 2014 and $206 million in the first nine months of 2014. On October 15, 2014, Penn West paid its third quarter dividend of $0.14 per share totalling $69 million. On November 4, 2014, Penn West declared its fourth quarter dividend of $0.14 per share to be paid on January 15, 2015 to shareholders of record on December 31, 2014.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows it to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for the five trading days immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the respective date of grant.

	Nine months ended September 30, 2014		Year ended December 31, 2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,951,830	$17.63	15,737,400	$22.54
Granted	7,403,400	9.35	8,937,200	10.32
Exercised	(1,067,000)	9.80	(1,000,000)	10.24
Forfeited	(6,783,936)	16.38	(8,722,770)	19.85

Outstanding, end of period	14,504,294	$14.56	14,951,830	$17.63

Exercisable, end of period	4,324,905	$20.39	3,419,818	$23.46

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Nine months ended September 30, 2014		Year ended December 31, 2013
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(2,896,614)	23.84	(7,479,947)	23.84

Outstanding, end of period	158,800	$23.84	3,055,414	$23.84

Exercisable, end of period	158,800	$23.84	3,055,414	$23.84

	Nine months ended September 30, 2014		Year ended December 31, 2013
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(2,896,614)	16.43	(2,951,054)	16.45

Outstanding, end of period	158,800	$17.67	3,055,414	$16.91

Exercisable, end of period	158,800	$17.67	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights are fully vested and expire in 2014. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in common shares while the Restricted Right can be settled in common shares or cash, at the election of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At September 30, 2014, the value of the restricted rights was nil (2013 – nil).

	Nine months ended September 30, 2014		Year ended December 31, 2013
Share Rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(40,310)	15.66	(114,940)	15.03

Outstanding, end of period	—	$—	40,310	$15.94

Exercisable, end of period	—	$—	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There has been no issuance of Restricted Options, Restricted Rights or Share Rights subsequent to January 1, 2011, and there will be no issuance under the CSRIP in the future.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, certain Penn West employees receive cash consideration that fluctuates based on Penn West’s share trading price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares on the TSX prior to the vesting date plus dividends per share declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	2,813,769	1,951,655
Granted	2,482,550	3,102,225
Vested and paid	(1,097,397)	(780,228)
Forfeited	(1,007,053)	(1,459,883)

Outstanding, end of period	3,191,869	2,813,769

At September 30, 2014, LTRIP obligations of $9 million were classified as a current liability (December 31, 2013 – $10 million) included in accounts payable and accrued liabilities and $5 million was classified as a non-current liability (December 31, 2013 – $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At September 30, 2014, 144,154 DSUs (December 31, 2013 – 104,663) were outstanding and $1 million was recorded as a current liability (December 31, 2013 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective in 2013 and allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Non-employee members of the Board of Directors are not eligible to participate in the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	969,723	—
Granted	599,000	1,544,429
Vested	(563,609)	(494,140)
Forfeited	(218,772)	(80,566)

Outstanding, end of period	786,342	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share trading price on the TSX at the end of each reporting period, plus accumulated dividends per share, all multiplied by a performance factor determined by the Board of Directors based on earlier defined performance measures and formulae. At September 30, 2014, $1 million (December 31, 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2013 – $2 million) included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2014	2013
Options	$7	$12
LTRIP	9	13
PSU	2	4
DSU	—	1

Share-based compensation	$18	$30

The share-based compensation related to the CSRIP was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at September 30, 2014 was $7.59 (2013 – $11.43).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2014 under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2014	2013
Average fair value of options granted (per share)	$1.26	$1.03
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.3%	32.5%
Risk-free rate of return (average)	1.4%	1.5%
Dividend yield	6.1%	6.6%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased on behalf of employees by an independent trustee on the TSX at prevailing trading prices.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In the third quarter of 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. During the quarter, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

13. Subsequent event

Subsequent to the end of the third quarter, Penn West announced it had an agreement in place to dispose of non-core assets located in south central Alberta for proceeds of approximately $355 million. The assets are currently producing approximately 7,500 boe per day, weighted approximately 80 percent toward natural gas and natural gas liquids. Subject to the satisfaction of customary regulatory and other closing conditions, Penn West expects the transaction to close in early December 2014.

Investor Information

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

Third Quarter Results Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Wednesday, November 5, 2014.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=864683&s=1&k=01341446993A7D99459651DFD5664A2C

A digital recording will be available for replay two hours after the call’s completion, and will remain available until October 2, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 5903255, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com